Model Performance Mini Corp.

The Suns Group Center

200 Gloucester Road, 29th Floor

Wan Chai, Hong Kong

December 2, 2022

VIA EDGAR

Ms. Lauren Pierce
Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Model Performance Mini Corp. (the “Company”) Registration Statement on Form F-4 (File No. 333-267125) (the “Registration Statement”)

Dear Ms. Pierce:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on December 6, 2022, or as soon thereafter as practicable.

Very truly yours,

MODEL PERFORMANCE MINI CORP.

By:	/s/ Serena Shie
	Name:	Serena Shie
	Title:	President and Chief Financial Officer

Acceleration Request:
333-267125